Performance of Infosys group for the First Quarter ended June 30, 2006

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Infosys® | celebrating 25 years

Safe Harbour

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Changes to Board of Directors
- Outlook
- Summary

Financial Performance

Infosys® | celebrating 25 years

Highlights

Infosys celebrating 25 years

	Q1 FY 07	Q4 FY 06	Q1 FY 06
Indian GAAP			
Y-O-Y Growth			
Income	45.6%	32.1%	36.5%
PAT from ord. Activities	49.2%	31.2%	37.0%
US GAAP			
Y-O-Y Growth			
Revenues	38.7%	30.3%	42.1%
Net income	42.6%	19.7%	47.0%
New clients	38	38	36
Repeat business	97.0%	92.1%	98.7%
Headcount			
Gross addition	8,097	5,170	4,537
Net addition	5,694	3,293	3,056
Period end headcount	58,409	52,715	39,806

Highlights (Indian GAAP - Consolidated)

(Rs. crore)

	FY2007 Q1	FY2006 Q4	FY 2006 Q1	% growth over Q4 06	% growth over Q1 06
Income	**3,015**	2,624	2,071	**14.9**	45.6
S/w development expenses	**1,666**	1,422	1,104	**17.2**	50.9
Gross profit	**1,349**	1,202	967	**12.2**	39.5
S,G&A expenses	**460**	369	303	**24.7**	51.8
Operating profit	**889**	833	664	**6.7**	33.9
Depreciation	**106**	144	80	**-26.4**	32.5
Operating profit after depreciation	**783**	689	584	**13.6**	34.1
Other income	**128**	72	28	**77.8**	357.1
Provision for investment	**3**	-	-	-	-
Profit Before Tax	**908**	761	612	**19.3**	48.4
Provision for tax	**106**	81	80	**30.9**	32.5
Profit After Tax	**802**	680	532	**17.9**	50.8
Exceptional items*	**6**	-	-	-	-
PAT after exceptional items	**808**	680	532	**18.8**	51.9
Minority Interest	**8**	7	-	**14.3**	-
PAT after exceptional items and minority interest	**800**	673	532	**18.9**	50.4

***Profit on sale of investment in Yantra Corporation, net of taxes**

Balance Sheet Summary

Infosys

(Rs. crore)

	June 30, 2006	%	June 30, 2005	%
LIABILITIES				
Shareholders' funds	7,843	100	5,906	99
Minority interest	8	0	44	1
Total liabilities	**7,851**	**100**	**5,950**	**100**
ASSETS				
Fixed assets	2,724	35	1,746	29
Investments	0	0	2	0
Deferred tax assets	73	1	48	1
Current assets				
Cash & equivalents*	3,434	44	3,265	55
Accounts receivables	1,870	24	1,236	21
Other current assets	903	11	895	15
Less: Current liabilities	(1,153)	(15)	(1,242)	(21)
Net current assets	5,054	64	4,154	70
Total Assets	**7,851**	**100**	**5,950**	**100**

*Includes investment in liquid Mutual Funds

Operational Performance

Region wise Revenue

%

	Q1 2007	Q4 2006	Q1 2006
North America	**64.0**	65.0	63.6
Europe	**26.2**	25.5	23.9
India	**1.4**	1.8	2.4
Rest of the world	**8.4**	7.7	10.1
Total	**100.0**	100.0	100.0

Utilization Rates


100.0%
0.0%
71.1%
69.7%
76.1%
77.0%

	Including training	Excluding training
Q1 2007	71.1%	76.1%
Q4 2006	69.7%	77.0%

■ Q1 2007 ■ Q4 2006

Revenues by Project type

	Q1 2007	Q4 2006	Q1 2006
			%
Fixed Price	**26.9**	27.0	28.6
Time & Materials	**73.1**	73.0	71.4
Total	**100.0**	100.0	100.0

Onsite-Offshore Revenue split

%

	Q1 2007	Q4 2006	Q1 2006
Onsite	**50.5**	49.3	47.9
Offshore	**49.5**	50.7	52.1
Total	**100.0**	100.0	100.0

Customer Concentration

	Q1 2007	Q4 2006	Q1 2006
Client contribution to revenues(%)			
Top Client	5.8	4.7	5.2
Top 5 clients	19.5	18.6	19.1
Top 10 clients	31.7	31.0	31.8
No. of clients*			
Million dollar	221	221	172
5 million+	94	81	73
10 million+	56	54	43
20 million+	28	26	22
30 million+	19	19	14
40 million+	15	14	8
50 million+	11	9	5
70 million+	3	4	3
90 million+	2	1	1
100 million+	2	-	-
Clients accounting for >5% of revenue	1	-	-

* Last Twelve Month in US dollars

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

Infosys celebrating 25 years

- Client acquisitions during the quarter were 38
- Infosys is building an application for **a home improvement and building products conglomerate** to enable Sarbanes-Oxley compliance
- Infosys is re-engineering the Electronic Data Interchange (EDI) platform for **a leading manufacturer** to improve operational efficiency across its European operations
- As a key partner in **a major digital lifestyle company's** Supply Chain Excellence Program, Infosys is involved in designing and implementing its demand and supply network planning processes
- Infosys is defining the product roadmap for corporate actions for **a leading US financial services conglomerate**. Infosys is also helping the company with a buy-or-build analysis

Client Acquisition & Expansion of Services

- **A leading hi-tech distributor** has lowered its IT support costs by adopting an Infosys shared-services model to provide Oracle ERP support for its multiple operating subsidiaries
- Infosys is working with **a large specialty retailer in the US** to develop a merchandise planning application that will permit planners to model the sales and inventory plans in real-time for improved decision-making and forecasting
- **A Fortune 100 pharmaceutical and medical devices manufacturer** is using Infosys' expertise in strategic business transformation initiatives to achieve an efficient world-class IT services sourcing model

Banking Products

Infosys

- Finacle®, the universal banking solution from Infosys, consolidated its position as a preferred choice for large global banks
- **A large Indian bank** is deploying Finacle® core banking solution across 600 branches, an initiative focused on achieving significant cost advantage
- **United Bank of India** has licensed Finacle® to differentiate its value proposition in retail banking and manage rapid operational growth
- **State Bank of India** successfully rolled out Finacle® across its branches in 20 countries, including China, the US and Oman
- **A large financial institution in the Caribbean** has selected Finacle® consumer e-banking and corporate e-banking solutions
- Finacle® treasury solution was rolled out in **Equity Bank**, Kenya, while Finacle® core banking solution was implemented at **DBS**, Indonesia

Process innovation

- During the quarter, Infosys filed 1 patent application at the United States Patent and Trademark Office (USPTO) and 8 patent applications at the patent office in India for process innovation in IT services
- As of June 30, 2006, Infosys had filed 44 patent applications in India and the US
- Infosys' Research and Development arm, SETLabs, is working closely with clients in developing their technology roadmaps. Infosys is developing Intellectual Property (IP) in business-critical areas such as Service Oriented Architecture, High Performance and Grid Computing, Convergence and Mobility, Business Process Management and Information Management


Human
Resources
Infosys®
celebrating 25 years

Human Resources

	Q1 2007	Q4 2006
Total employee strength	**58,409**	52,715
Software professionals	**54,606**	49,495
Gross addition	**8,097**	5,170
Laterals	**2,140**	1,620
Net addition	**5,694**	3,293

Capex and Infrastructure

Infosys® | celebrating 25 years

Capex and Infrastructure

- Capital expenditure of Rs. 193 crore was incurred during the quarter
- As on June 30, 2006, the company had 1,00,32,611* sq. ft of space capable of accommodating 48,656 employees and 46,70,130 sq. ft under completion capable of accommodating 16,250 employees

* Excluding subsidiaries

Changes to Board of Directors

Infosys® | celebrating 25 years

Changes to Board of Directors

- Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, turns 60 on August 20, 2006. As per the service rules of the company, he will retire from the services of the company on that date. The Board resolved to appoint Mr. Murthy as an Additional Director of the company with effect from August 21, 2006 and further resolved that Mr. Murthy will serve as the Non-Executive Chairman of the Board and Chief Mentor with effect from August 21, 2006
- Mr. Nandan M. Nilekani, currently the Chief Executive Officer, President and Managing Director of the company, will be re-designated as the Chief Executive Officer and Managing Director with effect from August 21, 2006
- Mr. S. Gopalakrishnan, currently the Chief Operating Officer and Deputy Managing Director, will be promoted and re-designated as the President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006

Outlook

Indian GAAP – Consolidated

- Quarter ending September 30, 2006*
  - Income is expected to be between Rs. 3,257 crore and Rs. 3,280 crore; YOY growth of 42.0% - 43.0%
  - Earnings per share** are expected to be between Rs. 29.47 and Rs. 29.78; YOY growth of 32.4% - 33.8%
- Fiscal year ending March 31, 2007*
  - Income is expected to be between Rs. 13,350 crore and Rs. 13,400 crore; growth of 40.2% - 40.7%
  - Earnings per share** are expected to be between Rs. 124.51 and Rs. 125.74; growth of 38.3% - 39.6%

**conversion 1 $ = Rs. 45.87*

***Not adjusted for issue of 1:1 bonus shares, as the record dare for issue of bonus shares is July 14, 2006*

Summary

Summary

- Witnessed strong growth during the quarter
- During the quarter, revenues from two of our clients crossed $ 100 million
- Our efforts in building the brand, developing the client base and expanding strategic accounts have fueled our robust organic model
- We have the required scale, execution capabilities and end-to-end service offering to take advantage of the momentum seen in the marketplace
- Gross addition of 8,097 employees - highest during a quarter
- Our margins have been maintained, despite increases in salaries and visa costs

Thank You

Infosys® celebrating 25 years